Boomers, Inc.

March 25, 2013

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Boomers, Inc.
Registration Statement on Form S-1
Filed December 18, 2012
Filed No. 333-185537

Dear Mr. Spirgel:

Boomers Inc. submits this letter to you in response to your letter of January 14, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
We note that you have nominal operations and assets; therefore it appears that your company should be considered a “shell company.” Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the filing to indicate that we are a “shell company” and included a discussion about the resale limitations of Rule 144(i). We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company is a Shell Company as defined by as defined in Rule 405. As such, no shares will be eligible to be sold or transferred under Rule 144 until in excess of one year from the filing of the equivalent of Form 10 information by the Company with the SEC.

COMMENT:

2.
Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that we are not a blank check company and we have added the following discussion on the “Prospectus Cover Page”. We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified comp any or person. Our Company has a detailed plan of operation as such the Company is not a blank check company.

COMMENT:

3.
Throughout the prospectus, please focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources, including the $24,700 of net proceeds from the offering. Where you discuss aspirational goals, please make this clear and explain the time and resources necessary to attain those goals.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the entire filing to include discussions of planned business operations and goals the Company can reasonably attain given the limited amount of resources and the net proceeds from the offering. In addition we have revised the entire amended filing where appropriate to explain the time and resources necessary to attain our Company goals.

COMMENT:

Prospectus Cover Page

4.	Please disclose if subscriptions are irrevocable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed on the prospectus cover page that the subscription agreements are irrevocable.

COMMENT:

Summary of Prospectus, page 4

5.
You disclose on page 4 that operations to date have included initial website content development in six categories. Please briefly identify here what website content you have already developed and provide detailed disclosure about how you will develop your website content in the Business section.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have eliminate three of the six categories in an effort to concentrate on our core business endeavors. Given the funds we plan to raise and the revenue generating potential we have defined our content development to Financial Services, Nutrition, and Health Care. We have made the changes in the “Summary of Prospectus” section and we have provided a detailed disclosure about how we will develop our website content in the “Business” section.

COMMENT:

6.	Please disclose whether you have secured a web domain name for your proposed website.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have secured the web site “boomersinc.net” and we have disclosed this where appropriate throughout the amended filing.

COMMENT:

7.
Briefly discuss how you intend to initially generate revenues. Disclose, as you do on page 26, that you initially plan to be a reseller of medical supplies. As this is how you initially intend to generate revenues, please discuss this aspect of your proposed business in more detail throughout the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to include more detail on how we intend to generate revenues. We have clarified our discussion and detailed our plans that we plan to have referral and joint venture revenue generating relationships where we would generate revenue from referrals and commissions on products purchased by customer we have directed to their web sites. We have revised the entire filing in the appropriate areas to include this discussion.

COMMENT:

8.	With respect to your discussion of the Jumpstart Our Business Startup Act:
•	Instead of quoting the statute, please describe in plain English how and when a company may lose emerging growth company status.
•
Revise your discussion of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Your disclosure currently appears to imply that as an EGC you will be exempt from Section 404(a) of Sarbanes-Oxley, which is incorrect.

•
We note your statement that you have “irrevocably opted out of the extended transition period for complying with new or revised accounting standards” as permitted by the JOBS Act. Please clarify what the effect of your election is.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to describe in plain English how and when our Company may lose emerging growth company status. In addition, we revised our discussion to clarify that we are not exempt from Section 404(a) of Sarbanes-Oxley and the effect of opting out of the extended transition period for complying with new or revised accounting standards as permitted by the JOBS Act.

COMMENT:

Risk Factors, page 11

9.
Please add a risk factor that discusses that investors’ funds may be held for up to one year before the offering either closes or the funds are returned to investors with no interest. Discuss how the company intends to fund itself during the offering period.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a risk factor that discusses the investor funds holding period and how the company intends to fund itself during the offering period. We have revised the filing in section “Risk Factors” and we have provided a copy of the revision below.

INVESTOR FUNDS HOLDING PERIOD AND FUNDS REQUIRED TO SUSTAIN OPERATIONS DURING THE OFFERING PERIOD.

Investors’ funds may be held for up to one year before the offering either closes or the funds are returned to investors with no interest (for a detailed description of the offering please see section titled “Plan of Distribution” and sub-section “Terms of the Offering”). Until the Company receives funds from the raise, Mr. Seefeldt, our sole office and director, has agreed to advance the Company funds to meet its obligations. We anticipate the costs of these obligations could total approximately $5,000 and these advances will not be repaid from the raised funds. While management estimates $5,000 for such costs; there is no maximum amount of funds that Mr. Seefeldt has agreed to provide. Mr. Seefeldt, because he is the sole officer and director, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.

COMMENT:

10.	Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a risk factor that discusses the discretion the company will have over the use of proceeds.

DISCRETION OVER THE USE OF PROCEEDS RAISED IN THIS OFFERING

Management of the Company has allocated the proceeds from this offering based on our planned operations and current objectives. (Please refer to section titled “Use of Proceeds” for a detailed itemization of the allocation of funds). Management has the discretion to reallocate line item expenditures as required for ongoing operations.

COMMENT:

Description of our Business, page 21

11.
Please disclose how you will obtain reliable content for your website in such a broad range of subjects as health care, nutrition, exercise, and financial planning. Disclose whether you intend to generate the content internally or obtain the content from third parties. Discuss the time and costs that will be required to develop or purchase your content.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a discussion on how we intend to generate content for our website. We have disclosed that we plan to develop some of the content internally and in addition we have identified companies that have existing libraries of content immediately available. They also offer free-lance writers which we can commission to create content and we have discussed the costs involved for this type of content. In addition, we have eliminated some of the subjects to focus on core subjects we feel have the potential for generating revenue in the shorter-term.

COMMENT:

12.
It appears that some of the content you intend to provide will be specific to particular localities. Similarly, it appears that you intend to market to particular communities. Please disclose in which geographic regions you initially intend to provide this local content and to target for marketing.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed which geographic regions we intend to initially target for marketing.

COMMENT:

Management’s Discussion and Analysis, page 31

13.
Please revise your disclosure to avoid unnecessary repetition in the prospectus. For example, we note the frequent repetition of the details regarding the procedures that will be used for handling proceeds when they are received in both the Plan of Distribution section and MD&A. We also note the repetition of the discussion of emerging growth company status in the prospectus summary and MD&A.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have removed unnecessary repetition throughout the prospectus including details regarding the handling of proceeds and emerging growth company status.

COMMENT:

Plan of Operation, page 32

14.
You disclose on page 32 that you “estimate generating revenue approximately six to nine months following closing of the offering.” Please clarify how you intend to generate these revenues, the level of revenues and whether the revenues will be sufficient to cover operating expenses.

RESPONSE:

We acknowledge the Staff’s comment and we have provided a discussion on how we plan to generate revenues. In addition, we have disclosed that we believe that these revenues will be sufficient to sustain operations and cover operating expenses.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 35

15.	Please revise the first two sentences of Mr. Seefeldt’s biography. It is not clear where he has worked since 2005, what his position is and what the company does.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have revised Mr. Seefeldt’s biography to include the name of the company where he is employed, his position and a description of what the company does.

COMMENT:

Available Information, page 40

16.
It does not appear that you intend to register your common stock pursuant to the Securities Exchange Act of 1934. Therefore, your reference to being subject to the proxy rules is incorrect. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company does plan to register our common stock pursuant to the Securities Exchange Act of 1934. We have added this language in the “Available Information” section of the revised filing.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Charles Seefeldt

Charles Seefeldt
President
Boomers, Inc.